Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Endeavour Announces Change of CFO for Health Reasons and New
     Appointments To Senior Operations Team

     VANCOUVER, March 19 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX,
and EJD: Frankfurt) regrets to announce that Bill Franklin will be stepping down as CFO, effective March 31, 2008, for health reasons. Mr. Franklin has agreed to be available as needed thereafter in a consulting capacity, subject to his recovery to better health.
     Dan Dickson, CA, the Company's current Controller, has been appointed interim CFO effective March 31, 2008, while the Company conducts a search for a permanent CFO, for which Mr. Dickson is a candidate. Mr. Dickson previously worked as an assurance manager for one of the big four accounting firms before joining Endeavour in March, 2007.
     Endeavour is pleased to announce the appointments of two new senior personnel to its management team in Vancouver and operations team in Mexico.
     Christine West, CGA, joins Endeavour as the new Controller based in
Vancouver. Christine brings to Endeavour some 25 years of experience in business, including the last 3 years as the CFO for a mining exploration company and as Controller for Nevada Pacific Gold, which operated the El
Magistral gold mine in Mexico. She broadened her business experience at
Pacific Opportunity Capital Ltd from 1997 to 2004, culminating in the position of group manager, where she was responsible for the accounting, budgeting, planning and reporting activities for a group of public and private corporate clients.
     Richard Downes has been appointed Mine Manager of the Guanacevi Mines
Project located in Durango, Mexico. Mr. Downes is a career miner with over 13 years experience in underground gold mining, both in operations and in management. Richard speaks fluent Spanish and has relocated to Guanacevi to focus on improving and expanding Endeavour's mining operations at Guanacevi.
     Mr. Downes started his career as an underground miner for Monarch
Resources at the La Camorra Mine in Venezuela, where he rose through the ranks to become a Mine Captain in the late 1990's. After Hecla Mining took over
Monarch Resources in 1999, Richard was promoted to Mine Superintendent where he excelled until departing to become the Mine Development Manager and then
General Manager of Merendon de Venezuela, a private gold mining company operating in Venezuela.
     Bradford Cooke, Chairman and CEO, commented, "While we regret to see Bill
Franklin step down, his health obviously comes first. We would like to wish him a full and speedy recovery to good health. Endeavour welcomes Ms. West and
Mr. Downes to our senior operating team as we continue to focus on strengthening management in order to drive Endeavour's growth. The recent appointments of new senior personnel in the last few months should help to improve our year on year operating performance, drive cash costs lower and facilitate the expansion of our two operating silver mines towards the capacities of the two process plants at Guanacevi and Guanajuato."

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------

     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the
Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: 877-685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com/
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 12:38e 19-MAR-08